Dreyfus Premier State Municipal Bond Fund, Michigan Series

ANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series, covering the 12-month period from May 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the municipal bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Michigan Series perform relative to its benchmark?

For the 12-month period ended April 30, 2006, the fund achieved total returns of 2.11% for Class A shares, 1.58% for Class B shares and 1.44% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.16% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category, and the average total return for all funds reported in this category was 1.62% for the reporting period.[3]

Despite rising short-term interest rates throughout the reporting period, longer-term municipal bond prices continued to hold up relatively well. The fund's Class A shares produced a higher return than its Lipper category average, and was in line with the fund's benchmark, primarily due to strong income contributions from its core holdings of seasoned bonds, strength among lower-rated credits and the success of our yield curve strategy.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") implemented eight more increases in the overnight federal funds rate, driving it to 4.75% by the reporting period's end. While longer-term bond yields also rose, they climbed less steeply than short-term rates, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. A more pronounced rise in long-term yields in March and April was not enough to erase the fund's positive absolute performance for the reporting period overall.

The fund's results also were influenced by supply-and-demand factors. While Michigan's fiscal recovery has been hindered by the troubled automotive industry, a growing U.S. economy benefited most states and municipalities, helping to reduce unemployment and boost corporate and personal incomes. As a result, the national supply of newly issued bonds moderated. However, investor demand generally remained robust, putting downward pressure on bond yields and supporting their prices.

In this environment, the fund continued to receive strong income contributions from its core holdings of seasoned bonds, which were purchased with significantly higher yields than are available today. Some of those holdings were "advance refunded" by their issuers, a process in which new securities are issued at lower yields and part of the proceeds are set aside to redeem higher yielding bonds at the earliest available opportunity. Advance refunded securities are beneficial to shareholders as their prices tend to rise, reflecting the new, shorter effective maturity of the bonds. The fund also received strong income contributions from its corporate-backed holdings, including lower-rated bonds.

Finally, the fund benefited from our focus on longer-maturity bonds and de-emphasis in the intermediate-term range. This yield curve strategy helped the fund participate more fully in strength at the longer end of the range for most of the reporting period.

What is the fund's current strategy?

Although we believe that the Fed may be nearing the end of its credit tightening campaign, we expect at least one more rate hike before it pauses to assess the impact of its previous moves on the economy and inflation. Therefore, we have begun to position the fund for stable short-term interest rates, higher levels of market volatility and wider yield differences between shorter- and longer-term municipal bonds. Of course, we are prepared to adjust our investment strategies should market expectations change.

May 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Michigan Series on 4/30/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund invests primarily in Michigan municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Michigan municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/06*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	**(2.49)%**	**3.82%**	**4.63%**
without sales charge	**2.11%**	**4.78%**	**5.11%**
Class B shares			
with applicable redemption charge †	**(2.35)%**	**3.90%**	**4.79%**
without redemption	**1.58%**	**4.24%**	**4.79%**
Class C shares			
with applicable redemption charge ††	**0.46%**	**4.03%**	**4.33%**
without redemption	**1.44%**	**4.03%**	**4.33%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.49	$ 8.13	$ 9.07
Ending value (after expenses)	$1,012.50	$1,010.60	$1,009.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.51	$ 8.15	$ 9.10
Ending value (after expenses)	$1,019.34	$1,016.71	$1,015.77

† *Expenses are equal to the fund's annualized expense ratio of 1.10% for Class A, 1.63% for Class B and 1.682% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Long-Term Municipal Investments—101.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan—100.7%				
Allegan Hospital Finance Authority, HR (Allegan General Hospital)	6.88	11/15/17	4,460,000	4,791,601
Anchor Bay School District, Building and Site (Insured; FGIC)	6.00	5/1/09	1,500,000 [a]	1,595,700
Brighton Area School District (Insured; AMBAC)	0.00	5/1/14	8,000,000	5,697,680
Brighton Area School District (Insured; AMBAC)	0.00	5/1/20	3,900,000	2,031,627
Detroit, Water Supply System Revenue (Insured; FGIC)	5.75	7/1/11	4,000,000 [a]	4,402,920
Detroit, Water Supply System Revenue (Insured; MBIA)	5.00	7/1/34	8,650,000	8,850,940
Detroit City School District, School Building and Site Improvement (Insured; FGIC)	6.00	5/1/20	1,000,000	1,167,700
Detroit Community High School, Public School Academy Revenue	5.65	11/1/25	1,200,000	1,177,068
Detroit Community High School, Public School Academy Revenue	5.75	11/1/35	1,215,000	1,182,219
Dickinson County Healthcare System, HR (Insured; ACA)	5.50	11/1/13	2,515,000	2,631,042
Dickinson County Healthcare System, HR (Insured; ACA)	5.70	11/1/18	1,800,000	1,882,692
Fowlerville Community Schools School District (Insured; MBIA)	5.60	5/1/07	2,995,000 [a]	3,052,534
Grand Valley State University, Revenue (Insured; FGIC)	5.25	12/1/10	3,000,000 [a]	3,187,830
Huron Valley School District (Insured; FGIC)	0.00	5/1/18	6,270,000	3,613,213
Kalamazoo Hospital Finance Authority, Hospital Facilities Revenue (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	2,000,000	2,287,860
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	2,000,000	2,159,240

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Michigan Higher Education Facilities Authority, LOR (Hillsdale College Project)	5.00	3/1/35	1,200,000	1,212,324
Michigan Higher Education Student Loan Authority, Student Loan Revenue (Insured; AMBAC)	5.20	9/1/20	1,540,000	1,590,574
Michigan Hospital Finance Authority, HR (Detroit Medical Center)	8.13	8/15/12	75,000	75,113
Michigan Hospital Finance Authority, HR (Henry Ford Health System)	5.63	3/1/17	1,000,000	1,065,860
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) (Insured; MBIA)	5.00	11/15/36	2,000,000	2,051,160
Michigan Hospital Finance Authority, Revenue (Trinity Health Credit Group) (Insured; AMBAC)	6.00	12/1/27	3,500,000	3,816,925
Michigan Housing Representatives, COP (Insured; AMBAC)	0.00	8/15/22	4,525,000	2,085,482
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue	6.62	10/1/21	10,200,000 b,c	10,889,112
Michigan Strategic Fund, LOR (Detroit Edison Co. Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	1,250,000	1,295,988
Michigan Strategic Fund, LOR (NSF International Project)	5.13	8/1/19	700,000	715,687
Michigan Strategic Fund, LOR (NSF International Project)	5.25	8/1/26	1,000,000	1,023,230
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	2,600,000	2,591,602
Monroe County Economic Development Corp., LOR (Detroit Edison Co. Project) (Insured; FGIC)	6.95	9/1/22	2,000,000	2,559,000

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Pontiac Tax Increment Finance Authority, Revenue	6.38	6/1/31	3,170,000	3,385,338
Redford University School District (Insured; AMBAC)	5.50	5/1/15	1,260,000	1,387,953
Romulus Economic Development Corp., Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Co.)	7.00	11/1/15	3,700,000	4,414,544
Sterling Heights, Judgment Funding (Insured; FGIC)	5.38	10/1/17	1,000,000	1,043,570
Sterling Heights, Judgment Funding (Insured; FGIC)	5.38	10/1/18	2,030,000	2,118,447
Stockbridge Community Schools	5.50	5/1/10	600,000 [a]	639,012
Sturgis Public School District, School Building and Site	5.63	5/1/10	5,085,000 [a]	5,439,119
Summit Academy North, Public School Academy Revenue	5.50	11/1/35	1,500,000	1,401,735
Wayne County Airport Authority, Revenue (Detroit Metropolitan Wayne County Airport) (Insured; MBIA)	5.25	12/1/25	2,500,000	2,633,700
Wyandotte, Electric Revenue (Insured; MBIA)	5.38	10/1/16	1,870,000	1,954,636
Wyandotte, Electric Revenue (Insured; MBIA)	5.38	10/1/17	2,000,000	2,086,260
U.S. Related—.3%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	311,850
Total Long-Term Municipal Investments (cost $101,370,138)				**107,500,087**

Short-Term Municipal Investment—2.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan;				
Michigan Strategic Fund, LOR (Henry Ford Museum and Greenfield Village Project) (LOC; Comerica Bank) (cost $2,200,000)	3.80	5/1/06	2,200,000 [d]	**2,200,000**
Total Investments (cost $103,570,138)			**103.1%**	**109,700,087**
Liabilities, Less Cash and Receivables			**(3.1%)**	**(3,346,443)**
Net Assets			**100.0%**	**106,353,644**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, this security amounted to $10,889,112 or 10.2% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	63.4
AA		Aa		AA	5.8
A		A		A	8.1
BBB		Baa		BBB	5.6
BB		Ba		BB	3.7
F1		MIG1/P1		SP1/A1	2.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	11.3
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	103,570,138	109,700,087
Cash		124,229
Receivable for investment securities sold		5,352,450
Interest receivable		1,763,050
Receivable for shares of Beneficial Interest subscribed		4,500
Prepaid expenses		10,537
		116,954,853
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		83,609
Payable for investment securities purchased		5,199,122
Payable for floating rate notes issued		5,100,000
Payable for shares of Beneficial Interest redeemed		155,284
Interest and related expenses payable		15,776
Accrued expenses		47,418
		10,601,209
Net Assets ($)		**106,353,644**
Composition of Net Assets ($):		
Paid-in capital		100,687,532
Accumulated net realized gain (loss) on investments		(463,837)
Accumulated net unrealized appreciation (depreciation) on investments		6,129,949
Net Assets ($)		**106,353,644**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	96,825,510	3,926,440	5,601,694
Shares Outstanding	6,462,484	262,116	373,774
Net Asset Value Per Share ($)	**14.98**	**14.98**	**14.99**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**5,747,011**
Expenses:	
Management fee–Note 3(a)	610,424
Shareholder servicing costs–Note 3(c)	364,131
Interest and related expenses	159,093
Distribution fees–Note 3(b)	66,490
Professional fees	32,345
Registration fees	21,651
Custodian fees	15,023
Prospectus and shareholders' reports	14,491
Trustees' fees and expenses–Note 3(d)	3,007
Loan commitment fees–Note 2	877
Miscellaneous	15,855
Total Expenses	**1,303,387**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(13,301)
Net Expenses	**1,290,086**
Investment Income–Net	**4,456,925**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and options transactions	219,855
Net unrealized appreciation (depreciation) on investments	(2,346,648)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,126,793)**
Net Increase in Net Assets Resulting from Operations	**2,330,132**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2006	2005
Operations ($):		
Investment income–net	4,456,925	4,959,049
Net realized gain (loss) on investments	219,855	1,340,856
Net unrealized appreciation (depreciation) on investments	(2,346,648)	1,141,098
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,330,132**	**7,441,003**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,094,517)	(4,461,255)
Class B shares	(175,223)	(285,790)
Class C shares	(186,464)	(210,878)
Total Dividends	**(4,456,204)**	**(4,957,923)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	4,084,813	5,300,452
Class B shares	70,258	202,099
Class C shares	553,693	940,735
Dividends reinvested:		
Class A shares	2,491,153	2,687,320
Class B shares	83,362	114,197
Class C shares	116,486	127,926
Cost of shares redeemed:		
Class A shares	(10,063,675)	(12,486,747)
Class B shares	(2,263,470)	(3,720,481)
Class C shares	(545,842)	(2,477,968)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,473,222)**	**(9,312,467)**
Total Increase (Decrease) in Net Assets	**(7,599,294)**	**(6,829,387)**
Net Assets ($):		
Beginning of Period	113,952,938	120,782,325
End of Period	**106,353,644**	**113,952,938**

	Year Ended April 30,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	267,963	348,394
Shares issued for dividends reinvested	163,658	176,683
Shares redeemed	(661,631)	(823,830)
Net Increase (Decrease) in Shares Outstanding	**(230,010)**	**(298,753)**
Class B[a]		
Shares sold	4,626	13,346
Shares issued for dividends reinvested	5,473	7,514
Shares redeemed	(148,186)	(245,764)
Net Increase (Decrease) in Shares Outstanding	**(138,087)**	**(224,904)**
Class C		
Shares sold	36,233	62,045
Shares issued for dividends reinvested	7,653	8,415
Shares redeemed	(35,776)	(165,071)
Net Increase (Decrease) in Shares Outstanding	**8,110**	**(94,611)**

[a] *During the period ended April 30, 2006, 46,889 Class B shares representing $716,503 were automatically converted to 46,877 Class A shares and during the period ended April 30, 2005, 119,707 Class B shares representing $1,818,779 were automatically converted to 119,677 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	15.28	14.95	15.51	15.07	14.82
Investment Operations:					
Investment income—net[a]	.62	.65	.68	.72	.73
Net realized and unrealized gain (loss) on investments	(.30)	.33	(.56)	.44	.25
Total from Investment Operations	.32	.98	.12	1.16	.98
Distributions:					
Dividends from investment income—net	(.62)	(.65)	(.68)	(.72)	(.73)
Net asset value, end of period	14.98	15.28	14.95	15.51	15.07
Total Return (%)[b]	2.11	6.68	.72	7.85	6.72
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.11	1.09	1.06	1.08	1.04
Ratio of net expenses to average net assets[c]	1.10	1.09	1.06	1.08	1.04
Ratio of net investment income to average net assets	4.08	4.30	4.39	4.70	4.86
Portfolio Turnover Rate	17.78	21.12	20.76	27.03	38.11
Net Assets, end of period ($ x 1,000)	96,826	102,251	104,551	116,844	117,732

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*
See notes to financial statements.

	Year Ended April 30,				
Class B Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	15.28	14.95	15.51	15.06	14.82
Investment Operations:					
Investment income—net[a]	.54	.57	.60	.64	.65
Net realized and unrealized gain (loss) on investments	(.30)	.33	(.56)	.45	.24
Total from Investment Operations	.24	.90	.04	1.09	.89
Distributions:					
Dividends from investment income—net	(.54)	(.57)	(.60)	(.64)	(.65)
Net asset value, end of period	14.98	15.28	14.95	15.51	15.06
Total Return (%)[b]	1.58	6.14	.21	7.38	6.11
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.65	1.62	1.56	1.58	1.54
Ratio of net expenses to average net assets[c]	1.63	1.61	1.56	1.58	1.54
Ratio of net investment income to average net assets	3.55	3.81	3.88	4.18	4.34
Portfolio Turnover Rate	17.78	21.12	20.76	27.03	38.11
Net Assets, end of period ($ x 1,000)	3,926	6,114	9,347	11,449	10,201

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*

See notes to financial statements.

			Year Ended April 30,		
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	15.28	14.96	15.51	15.07	14.82
Investment Operations:					
Investment income—net[a]	.51	.54	.56	.60	.62
Net realized and unrealized gain (loss) on investments	(.29)	.32	(.55)	.45	.25
Total from Investment Operations	.22	.86	.01	1.05	.87
Distributions:					
Dividends from investment income—net	(.51)	(.54)	(.56)	(.61)	(.62)
Net asset value, end of period	14.99	15.28	14.96	15.51	15.07
Total Return (%)[b]	1.44	5.84	.06	7.07	5.93
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.84	1.82	1.78	1.81	1.78
Ratio of net expenses to average net assets[c]	1.82	1.82	1.78	1.81	1.78
Ratio of net investment income to average net assets	3.35	3.59	3.66	3.93	4.05
Portfolio Turnover Rate	17.78	21.12	20.76	27.03	38.11
Net Assets, end of period ($ x 1,000)	5,602	5,588	6,885	7,508	4,978

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Michigan Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ('Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.
- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $44,402, accumulated capital losses $444,634 and unrealized appreciation $6,133,012. In addition, the fund had $22,266 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005 were as follows: tax exempt income $4,456,204 and $4,957,923, respectively.

During the period ended April 30, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $721, increased accumulated net realized gain (loss) on investments by $3,062 and decreased paid-in capital by $2,341. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2006, the Distributor retained $9,985 from commissions earned on sales of the fund's Class A shares and $20,081 and $974 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2006, Class B and Class C shares were charged $24,703 and $41,787, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2006, Class A, Class B and Class C shares were charged $251,185, $12,352 and $13,929, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $60,753 pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $3,814 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $48,020, Rule 12b-1 distribution plan fees $5,063, shareholder services plan fees $21,918, chief compliance officer fees $1,284 and transfer agency per account fees $7,324.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended April 30, 2006, amounted to $19,170,753 and $24,099,929, respectively.

At April 30, 2006, the cost of investments for federal income tax purposes was $98,467,075; accordingly, accumulated net unrealized appreciation on investments was $6,133,012, consisting of $6,347,905 gross unrealized appreciation and $214,893 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTE 6—Restatement

Subsequent to the issuance of the April 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.97%	.96%	.95%	.95%	.94%
As restated	1.11%	1.09%	1.06%	1.08%	1.04%
Class B shares:					
As previously reported	1.51%	1.49%	1.45%	1.45%	1.44%
As restated	1.65%	1.62%	1.56%	1.58%	1.54%
Class C shares:					
As previously reported	1.70%	1.69%	1.67%	1.68%	1.68%
As restated	1.84%	1.82%	1.78%	1.81%	1.78%

Ratio of Net Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.96%	.96%	.95%	.95%	.94%
As restated	1.10%	1.09%	1.06%	1.08%	1.04%
Class B shares:					
As previously reported	1.49%	1.48%	1.45%	1.45%	1.44%
As restated	1.63%	1.61%	1.56%	1.58%	1.54%
Class C shares:					
As previously reported	1.68%	1.69%	1.67%	1.68%	1.68%
As restated	1.82%	1.82%	1.78%	1.81%	1.78%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	2006 As Previously Reported	2006 As Restated
Portfolio of Investments:		
Total investments	104,600,087	109,700,087
Identified cost	98,470,138	103,570,138
Other assets and liabilities	1,753,557	(3,346,443)
Statement of Assets and Liabilities:		
Total investments in securities, at value	104,600,087	109,700,087
Identified cost	98,470,138	103,570,138
Interest receivable	1,747,274	1,763,050
Total assets	111,839,077	116,954,853
Payable for floating rate notes issued	–	5,100,000
Interest and related expenses payable	–	15,776
Total liabilities	5,485,433	10,601,209
Statement of Operations:		
Investment income–Interest	5,587,918	5,747,011
Expense–Interest and related expenses	–	159,093
Total expenses	1,144,294	1,303,387
Net expenses	1,130,993	1,290,086

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Michigan Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Michigan Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Michigan Series at April 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6, the statement of assets and liabilities, including the statement of investments, as of April 30, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein have been restated.

Ernst + Young LLP

New York, New York
June 9, 2006
(except for Note 6 as to which
  the date is February 2, 2007)

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2006 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Michigan residents, Michigan personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

————————

Clifford L. Alexander, Jr. (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

————————

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 23

Ernest Kafka (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 23

———————

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 23

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old

and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Michigan Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0053AR0406A

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

ANNUAL REPORT April 30, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series, covering the 12-month period from May 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the municipal bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Minnesota Series perform relative to its benchmark?

For the 12-month period ended April 30, 2006, the fund achieved total returns of 2.58% for Class A shares, 2.06% for Class B shares and 1.81% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.16% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category, and the average total return for all funds reported in this category was 1.77% for the reporting period.[3]

Despite rising short-term interest rates throughout the reporting period, longer-term municipal bond prices continued to hold up relatively well. The fund's Class A shares produced higher returns than its benchmark and Lipper category average, primarily as a result of strong income contributions from the fund's core holdings of seasoned bonds, strength among lower-rated credits and the success of our yield curve strategy.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") implemented eight more increases in the overnight federal funds rate, driving it to 4.75% by the reporting period's end. While longer-term bond yields also rose, they climbed less steeply than short-term rates, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. A more pronounced rise in long-term yields in March and April was not enough to erase the fund's positive absolute performance for the reporting period overall.

The fund's results also were influenced by supply-and-demand factors. Like most other states, a growing U.S. economy has benefited Minnesota and its municipalities, helping to reduce unemployment and boost corporate and personal incomes. As a result, the supply of newly issued bonds moderated. However, investor demand generally remained robust, putting downward pressure on bond yields and supporting their prices.

In this environment, the fund continued to receive strong income contributions from its core holdings of seasoned bonds, which were purchased with significantly higher yields than are available today. Some of those holdings were "advance refunded" by their issuers, a process in which new securities are issued at lower yields and part of the proceeds are set aside to redeem higher yielding bonds at the earliest available opportunity. Advance refunded securities are beneficial to shareholders as their prices tend to rise, reflecting the new, shorter effective maturity of the bonds. The fund also received strong income contributions from its corporate-backed holdings, including lower-rated bonds.

Finally, the fund benefited from our focus on longer-maturity bonds and de-emphasis in the intermediate-term range. This yield curve strategy helped the fund participate more fully in strength at the longer end of the range for most of the reporting period.

What is the fund's current strategy?

Although we believe that the Fed may be nearing the end of its credit tightening campaign, we expect at least one more rate hike before it pauses to assess the impact of its previous moves on the economy and inflation. Therefore, we have begun to position the fund for stable short-term interest rates, higher levels of market volatility and wider yield differences between shorter- and longer-term municipal bonds. Of course, we are prepared to adjust our investment strategies should market expectations change.

May 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Dreyfus Premier State Municipal Bond Fund, Minnesota Series (Class A shares) ——
Dreyfus Premier State Municipal Bond Fund, Minnesota Series (Class B shares) – – –
Dreyfus Premier State Municipal Bond Fund, Minnesota Series (Class C shares) ——
Lehman Brothers Municipal Bond Index† – – –

$17,730
$16,128
$15,897
$15,385

Dollars

Years Ended 4/30

Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Minnesota Series on 4/30/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in Minnesota municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Minnesota municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/06*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	**(2.06)%**	**4.50%**	**4.74%**
without sales charge	**2.58%**	**5.47%**	**5.23%**
Class B shares			
with applicable redemption charge †	**(1.88)%**	**4.60%**	**4.90%**
without redemption	**2.06%**	**4.93%**	**4.90%**
Class C shares			
with applicable redemption charge ††	**0.83%**	**4.67%**	**4.40%**
without redemption	**1.81%**	**4.67%**	**4.40%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.35	$ 7.89	$ 9.08
Ending value (after expenses)	$1,016.30	$1,013.80	$1,012.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.36	$ 7.90	$ 9.10
Ending value (after expenses)	$1,019.49	$1,016.96	$1,015.77

† Expenses are equal to the fund's annualized expense ratio of 1.07% for Class A, 1.58% for Class B and 1.82% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2006

Long-Term Municipal Investments—102.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (Andover Community Center)	5.20	2/1/34	1,500,000	1,539,840
Anoka County, SWDR (United Power Association Project) (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	6.95	12/1/08	1,645,000	1,648,635
Bloomington Independent School District Number 271 (Insured; FSA)	5.13	2/1/24	2,000,000	2,093,420
Chaska, Electric Revenue	6.00	10/1/10	3,000,000 [a]	3,272,130
Chaska, Electric Revenue	5.25	10/1/25	1,000,000	1,048,440
Chaska, Electric Revenue	5.00	10/1/30	1,035,000	1,048,155
Columbia Heights, MFHR (Crest View) (Collateralized; GNMA)	6.63	4/20/43	1,500,000	1,611,105
Dakota County Community Development Agency, MFHR (Grande Market Place Project) (Collateralized; GNMA)	5.40	11/20/43	3,000,000	3,050,730
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	3,000,000	3,210,270
Lake Superior Independent School District Number 381 (Insured; FSA)	5.00	4/1/20	2,510,000	2,607,338
Lake Superior Independent School District Number 381 (Insured; FSA)	5.00	4/1/21	2,640,000	2,739,977
Lakeville Independent School District Number 194 (Insured; FGIC)	5.50	2/1/24	8,700,000	9,368,943
Mahtomedi Independent School District Number 832 (Insured; MBIA)	0.00	2/1/17	1,275,000	786,535

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minneapolis	0.00	12/1/14	1,825,000	1,270,729
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation)	6.00	4/1/10	365,000	362,595
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation)	6.50	4/1/29	1,000,000	953,100
Minneapolis, Revenue (Blake School Project)	5.45	9/1/21	2,000,000	2,089,000
Minneapolis, Tax Increment Revenue (Saint Anthony Falls Project)	5.75	2/1/27	1,000,000	1,008,920
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project)	6.00	12/1/18	1,000,000	1,082,620
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project)	6.00	12/1/20	2,290,000	2,474,345
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	4,995,000 [a]	5,380,964
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.25	1/1/32	2,500,000	2,591,750
Minnesota (Duluth Airport)	6.25	8/1/14	2,240,000	2,265,984
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	3,850,000 [a]	4,284,241
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	150,000	160,785

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/22	1,130,000	1,207,484
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/27	1,750,000	1,858,202
Minnesota Higher Education Facilities Authority, College and University Revenue (University of Saint Thomas)	5.35	4/1/07	1,000,000 [a]	1,015,070
Minnesota Higher Education Facilities Authority, College and University Revenue (University of Saint Thomas)	5.40	4/1/07	2,125,000 [a]	2,157,980
Minnesota Housing Finance Agency, Residential Housing Finance	5.00	1/1/20	3,765,000	3,849,938
Minnesota Housing Finance Agency, Residential Housing Finance	5.00	1/1/37	1,000,000	1,035,890
Minnesota Housing Finance Agency, SFMR	5.80	1/1/19	1,105,000	1,151,598
Minnesota Housing Finance Agency, SFMR (Insured; MBIA)	5.45	1/1/22	585,000	607,838
Minnesota Retirement Systems, Building Revenue	6.00	6/1/30	1,475,000	1,589,888
Northern Municipal Power Agency, Electric System Revenue (Insured; FSA)	6.65	1/1/16	10,000,000 [b,c]	10,573,600
Northfield, HR	6.00	11/1/31	2,000,000	2,102,620
Ramsey, LR (Pact Charter School Project)	6.75	12/1/33	1,000,000	1,013,410
Rosemount Independent School District Number 196 (Insured; MBIA)	0.00	4/1/14	2,960,000	2,116,104
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project)	5.13	5/1/18	1,500,000	1,563,780

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	1,500,000	1,606,380
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.70	11/1/15	2,000,000	2,066,400
Saint Paul Housing and Redevelopment Authority, MFHR (Wellington Project) (Collateralized; FHLMC)	5.10	2/1/24	2,000,000	2,035,240
Saint Paul Housing and Redevelopment Authority, Parking Revenue (Block 19 Ramp) (Insured; FSA)	5.25	8/1/23	3,395,000	3,582,777
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	2,850,000 [a]	3,141,014
Shakopee Independent School District Number 720, GO School Building (Insured; MBIA)	4.25	2/1/26	2,100,000	1,991,283
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/25	4,505,000	1,854,393
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/26	4,625,000	1,804,953
Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System)	5.00	12/1/21	1,000,000	1,017,070
Washington County Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.38	11/15/18	2,215,000	2,253,386
Washington County Housing and Redevelopment Authority, Pooled Financing (Insured; MBIA)	5.50	2/1/32	2,000,000	2,102,900

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Willmar (Rice Memorial Hospital Project) (Insured; FSA)	5.00	2/1/32	4,000,000	4,114,000
Winona, Health Care Facilities Revenue (Winona Health)	6.00	7/1/34	2,500,000	2,632,100
Total Long-Term Municipal Investments (cost $114,618,301)				**119,995,849**
Short-Term Municipal Investment—.9%				
Minnesota Higher Education Facilities Authority, Revenue (Saint Olaf College) (cost $1,000,000)	3.82	5/1/06	1,000,000 [d]	**1,000,000**
Total Investments (cost $115,618,301)			**103.1%**	**120,995,849**
Liabilities, Less Cash and Receivables			**(3.1%)**	**(3,668,226)**
Net Assets			**100.0%**	**117,327,623**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Collateral for floating rate borrowings.*

c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, this security amounted to $10,573,600 or 9.0% of net assets.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	47.9
AA		Aa		AA	6.5
A		A		A	22.1
BBB		Baa		BBB	9.4
BB		Ba		BB	2.8
F1		MIG1/P1		SP1/A1	.9
Not Rated[e]		Not Rated[e]		Not Rated[e]	10.4
					100.0

[†]   *Based on total investments.*
[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	115,618,301	120,995,849
Interest receivable		1,765,212
Receivable for shares of Beneficial Interest subscribed		9,608
Prepaid expenses		8,010
		122,778,679
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		92,474
Payable for floating rate notes issued		5,000,000
Cash overdraft due to Custodian		102,006
Payable for shares of Beneficial Interest redeemed		166,766
Interest and related expenses payable		56,668
Accrued expenses		33,142
		5,451,056
Net Assets ($)		**117,327,623**
Composition of Net Assets ($):		
Paid-in capital		111,830,835
Accumulated net realized gain (loss) on investments		119,240
Accumulated net unrealized appreciation (depreciation) on investments		5,377,548
Net Assets ($)		**117,327,623**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	102,509,802	10,420,216	4,397,605
Shares Outstanding	6,759,003	685,953	289,519
Net Asset Value Per Share ($)	**15.17**	**15.19**	**15.19**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**6,396,447**
Expenses:	
Management fee–Note 3(a)	669,904
Shareholder servicing costs–Note 3(c)	386,392
Interest and related expenses	158,324
Distribution fees–Note 3(b)	91,027
Professional fees	30,946
Registration fees	20,657
Prospectus and shareholders' reports	16,841
Custodian fees	14,778
Trustees' fees and expenses–Note 3(d)	3,165
Loan commitment fees–Note 2	958
Miscellaneous	17,299
Total Expenses	**1,410,291**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(19,498)
Net Expenses	**1,390,793**
Investment Income–Net	**5,005,654**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and options transactions	144,118
Net unrealized appreciation (depreciation) on investments	(2,095,100)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,950,982)**
Net Increase in Net Assets Resulting from Operations	**3,054,672**

See notes to financial statements.

	Year Ended April 30,	
	2006	2005
Operations ($):		
Investment income–net	5,005,654	5,174,670
Net realized gain (loss) on investments	144,118	105,539
Net unrealized appreciation (depreciation) on investments	(2,095,100)	2,984,094
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,054,672**	**8,264,303**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,427,436)	(4,479,602)
Class B shares	(428,511)	(534,014)
Class C shares	(149,707)	(161,054)
Net realized gain on investments:		
Class A shares	–	(1,113,271)
Class B shares	–	(144,278)
Class C shares	–	(47,331)
Total Dividends	**(5,005,654)**	**(6,479,550)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,607,121	6,064,032
Class B shares	483,647	400,151
Class C shares	859,075	690,550
Dividends reinvested:		
Class A shares	2,833,104	3,619,489
Class B shares	114,261	245,003
Class C shares	50,030	52,406
Cost of shares redeemed:		
Class A shares	(11,314,209)	(15,938,338)
Class B shares	(2,620,062)	(4,728,037)
Class C shares	(980,075)	(1,197,424)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(4,967,108)**	**(10,792,168)**
Total Increase (Decrease) in Net Assets	**(6,918,090)**	**(9,007,415)**
Net Assets ($):		
Beginning of Period	124,245,713	133,253,128
End of Period	**117,327,623**	**124,245,713**

| | Year Ended April 30, | |
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	364,262	395,417
Shares issued for dividends reinvested	184,318	235,469
Shares redeemed	(736,193)	(1,045,589)
Net Increase (Decrease) in Shares Outstanding	**(187,613)**	**(414,703)**
Class B[a]		
Shares sold	31,340	26,053
Shares issued for dividends reinvested	7,422	15,919
Shares redeemed	(170,211)	(308,423)
Net Increase (Decrease) in Shares Outstanding	**(131,449)**	**(266,451)**
Class C		
Shares sold	55,733	44,788
Shares issued for dividends reinvested	3,250	3,405
Shares redeemed	(63,656)	(77,523)
Net Increase (Decrease) in Shares Outstanding	**(4,673)**	**(29,330)**

[a] *During the period ended April 30, 2006, 79,813 Class B shares representing $1,231,676 were automatically converted to 79,937 Class A shares and during the period ended April 30, 2005, 190,780 Class B shares representing $2,922,800 were automatically converted to 191,111 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended April 30,		
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	15.42	15.19	15.57	14.88	14.60
Investment Operations:					
Investment income—net [a]	.64	.64	.65	.67	.70
Net realized and unrealized gain (loss) on investments	(.25)	.40	(.36)	.69	.28
Total from Investment Operations	.39	1.04	.29	1.36	.98
Distributions:					
Dividends from investment income—net	(.64)	(.65)	(.65)	(.67)	(.70)
Dividends from net realized gain on investments	–	(.16)	(.02)	`	–
Total Distributions	(.64)	(.81)	(.67)	(.67)	(.70)
Net asset value, end of period	15.17	15.42	15.19	15.57	14.88
Total Return (%) [b]	2.58	6.99	1.85	9.31	6.82
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets [c]	1.08	1.02	.98	1.01	1.02
Ratio of net expenses to average net assets [c]	1.07	1.01	.98	1.01	1.02
Ratio of net investment income to average net assets	4.19	4.21	4.20	4.39	4.71
Portfolio Turnover Rate	7.24	9.86	29.35	22.45	33.33
Net Assets, end of period ($ x 1,000)	102,510	107,083	111,837	122,406	117,881

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	15.44	15.22	15.59	14.90	14.62
Investment Operations:					
Investment income—net[a]	.56	.56	.57	.59	.62
Net realized and unrealized gain (loss) on investments	(.24)	.39	(.35)	.69	.28
Total from Investment Operations	.32	.95	.22	1.28	.90
Distributions:					
Dividends from investment income—net	(.57)	(.57)	(.57)	(.59)	(.62)
Dividends from net realized gain on investments	–	(.16)	(.02)	–	–
Total Distributions	(.57)	(.73)	(.59)	(.59)	(.62)
Net asset value, end of period	15.19	15.44	15.22	15.59	14.90
Total Return (%)[b]	2.06	6.36	1.40	8.74	6.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.59	1.53	1.48	1.51	1.53
Ratio of net expenses to average net assets[c]	1.58	1.52	1.48	1.51	1.53
Ratio of net investment income to average net assets	3.68	3.70	3.69	3.85	4.18
Portfolio Turnover Rate	7.24	9.86	29.35	22.45	33.33
Net Assets, end of period ($ x 1,000)	10,420	12,621	16,493	18,089	13,714

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*

See notes to financial statements.

			Year Ended April 30,		
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	15.44	15.21	15.59	14.90	14.62
Investment Operations:					
Investment income−net[a]	.53	.53	.53	.55	.56
Net realized and unrealized gain (loss) on investments	(.25)	.39	(.36)	.69	.31
Total from Investment Operations	.28	.92	.17	1.24	.87
Distributions:					
Dividends from investment income−net	(.53)	(.53)	(.53)	(.55)	(.59)
Dividends from net realized gain on investments	−	(.16)	(.02)	−	−
Total Distributions	(.53)	(.69)	(.55)	(.55)	(.59)
Net asset value, end of period	15.19	15.44	15.21	15.59	14.90
Total Return (%)[b]	1.81	6.18	1.09	8.48	5.99
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.83	1.77	1.72	1.76	1.78
Ratio of net expenses to average net assets[c]	1.82	1.76	1.72	1.76	1.78
Ratio of net investment income to average net assets	3.43	3.45	3.43	3.61	3.85
Portfolio Turnover Rate	7.24	9.86	29.35	22.45	33.33
Net Assets, end of period ($ x 1,000)	4,398	4,542	4,922	4,189	3,211

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Minnesota Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $19,771, undistributed capital gains $174,992 and unrealized appreciation $5,321,796.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005 were as follows: tax exempt income $5,005,654 and $5,174,670, ordinary income $0 and $55,588 and long-term capital gains $0 and $1,249,292, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2006, the Distributor retained $4,586 from commissions earned on sales of the fund's Class A shares and $19,804 and $78 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2006, Class B and Class C shares were charged $58,295 and $32,732, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2006, Class A, Class B and Class C shares were charged $264,443, $29,148 and $10,911, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $53,255 pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $3,814 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $53,149, Rule 12b-1 distribution plan fees $7,068, shareholder services plan fees $24,158, chief compliance officer fees $1,284 and transfer agency per account fees $6,815.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended April 30, 2006, amounted to $8,694,246 and $17,363,908, respectively.

At April 30, 2006, the cost of investments for federal income tax purposes was $110,674,053; accordingly, accumulated net unrealized appreciation on investments was $5,321,796, consisting of $5,527,362 gross unrealized appreciation and $205,566 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTE 6—Restatement

Subsequent to the issuance of the April 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.95%	.95%	.93%	.94%	.93%
As restated	1.08%	1.02%	.98%	1.01%	1.02%
Class B shares:					
As previously reported	1.46%	1.46%	1.43%	1.44%	1.44%
As restated	1.59%	1.53%	1.48%	1.51%	1.53%
Class C shares:					
As previously reported	1.70%	1.70%	1.67%	1.69%	1.69%
As restated	1.83%	1.77%	1.72%	1.76%	1.78%

Ratio of Net Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.94%	.94%	.93%	.94%	.93%
As restated	1.07%	1.01%	.98%	1.01%	1.02%
Class B shares:					
As previously reported	1.45%	1.45%	1.43%	1.44%	1.44%
As restated	1.58%	1.52%	1.48%	1.51%	1.53%
Class C shares:					
As previously reported	1.69%	1.69%	1.67%	1.69%	1.69%
As restated	1.82%	1.76%	1.72%	1.76%	1.78%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	2006 As Previously Reported	2006 As Restated
Portfolio of Investments:		
Total investments	115,995,849	120,995,849
Identified cost	110,674,053	115,618,301
Other assets and liabilities	1,331,774	(3,668,226)
Statement of Assets and Liabilities:		
Total investments in securities, at value	115,995,849	120,995,849
Identified cost	110,674,053	115,618,301
Interest receivable	1,708,544	1,765,212
Total assets	117,722,011	122,778,679
Payable for floating rate notes issued	–	5,000,000
Interest and related expenses payable	–	56,668
Total liabilities	394,388	5,451,056
Net unrealized appreciation (depreciation) of investments	5,321,796	5,377,548
Accumulated net realized gain (loss) on investments	174,992	119,240
Statement of Operations:		
Investment income–Interest	6,238,123	6,396,447
Expense–Interest and related expenses	–	158,324
Total expenses	1,251,967	1,410,291
Net expenses	1,232,469	1,390,793

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Minnesota Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Minnesota Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Minnesota Series at April 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6, the statement of assets and liabilities, including the statement of investments, as of April 30, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein have been restated.

Ernst + Young LLP

New York, New York
June 9, 2006
(except for Note 6 as to which
  the date is February 2, 2007)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2006 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Minnesota residents, Minnesota personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

Clifford L. Alexander, Jr. (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 23

34

Ernest Kafka (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 23

————————

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 23

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0055AR0406A

Dreyfus Premier State Municipal Bond Fund, Ohio Series

ANNUAL REPORT April 30, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series, covering the 12-month period from May 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the municipal bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Ohio Series perform relative to its benchmark?

For the 12-month period ended April 30, 2006, the fund achieved total returns of 1.92% for Class A shares, 1.40% for Class B shares and 1.15% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.16% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category, and the average total return for all funds reported in this category was 1.22% for the reporting period.[3]

Despite rising short-term interest rates throughout the reporting period, longer-term municipal bond prices continued to hold up relatively well. The fund's Class A and Class B shares produced higher returns than the Lipper category average, primarily as a result of strong income contributions from its core holdings of seasoned bonds, strength among lower-rated credits and the success of our yield curve strategy. However, the fund trailed its benchmark, which contains bonds from many states, not just Ohio, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") implemented eight more increases in the overnight federal funds rate, driving it to 4.75% by the reporting period's end. While longer-term bond yields also rose, they climbed less steeply than short-term rates, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. A more pronounced rise in long-term yields in March and April was not enough to erase the fund's positive absolute performance for the reporting period overall.

The fund's results also were influenced by supply-and-demand factors. Like most other states, a growing U.S. economy has benefited Ohio and its municipalities, helping to reduce unemployment and boost corporate and personal incomes. As a result, the supply of newly issued bonds moderated. However, investor demand generally remained robust, putting downward pressure on bond yields and supporting their prices.

In this environment, the fund continued to receive strong income contributions from its core holdings of seasoned bonds, which were purchased with significantly higher yields than are available today. Some of those holdings were "advance refunded" by their issuers, a process in which new securities are issued at lower yields and part of the proceeds are set aside to redeem higher yielding bonds at the earliest available opportunity. Advance refunded securities are beneficial to shareholders as their prices tend to rise, reflecting the new, shorter effective maturity of the bonds. The fund also received strong income contributions from its corporate-backed holdings, including lower-rated bonds.

Finally, the fund benefited from our focus on longer-maturity bonds and de-emphasis in the intermediate-term range. This yield curve strategy helped the fund participate more fully in strength at the longer end of the range for most of the reporting period.

What is the fund's current strategy?

Although we believe that the Fed may be nearing the end of its credit tightening campaign, we expect at least one more rate hike before it pauses to assess the impact of its previous moves on the economy and inflation. Therefore, we have begun to position the fund for stable short-term interest rates, higher levels of market volatility and wider yield differences between shorter- and longer-term municipal bonds. Of course, we are prepared to adjust our investment strategies should market expectations change.

May 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Dreyfus Premier State Municipal Bond Fund, Ohio Series (Class A shares)	————
Dreyfus Premier State Municipal Bond Fund, Ohio Series (Class B shares)	- - - -
Dreyfus Premier State Municipal Bond Fund, Ohio Series (Class C shares)	————
Lehman Brothers Municipal Bond Index†	━━━━

$17,730
$15,854
$15,628
$15,174

Years Ended 4/30

Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Ohio Series on 4/30/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund invests primarily in Ohio municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Ohio municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/06*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	**(2.66)%**	**3.73%**	**4.57%**
without sales charge	**1.92%**	**4.69%**	**5.05%**
Class B shares			
with applicable redemption charge †	**(2.51)%**	**3.82%**	**4.72%**
without redemption	**1.40%**	**4.16%**	**4.72%**
Class C shares			
with applicable redemption charge ††	**0.18%**	**3.92%**	**4.26%**
without redemption	**1.15%**	**3.92%**	**4.26%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.09	$ 7.63	$ 8.82
Ending value (after expenses)	$1,014.30	$1,010.90	$1,010.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.11	$ 7.65	$ 8.85
Ending value (after expenses)	$1,019.74	$1,017.21	$1,016.02

† *Expenses are equal to the fund's annualized expense ratio of 1.02% for Class A, 1.53% for Class B, and 1.77% for Class C Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Long-Term Municipal Investments−99.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio−95.8%				
Adena Local School District, GO (School Improvement)	5.50	12/1/21	1,085,000	1,157,185
Akron	6.00	12/1/12	1,380,000	1,546,966
Akron (Insured; MBIA)	5.50	12/1/20	1,460,000	1,566,814
Akron, Sewer Systems Revenue (Insured; MBIA)	5.88	12/1/06	1,200,000 [a]	1,227,312
Brunswick City School District (Insured; AMBAC)	5.00	12/1/23	2,000,000	2,085,920
Cincinnati, Water System Revenue	5.00	12/1/20	1,000,000	1,035,740
Cincinnati, Water System Revenue	5.00	12/1/22	5,545,000	5,733,641
Cincinnati, Water System Revenue	5.00	12/1/23	3,130,000	3,229,127
Cincinnati City School District, Classroom Facilities Construction and Improvement (Insured; FSA)	5.00	12/1/31	6,000,000	6,181,140
Cincinnati City School District, School Improvement (Insured; MBIA)	5.38	12/1/11	6,560,000 [a]	7,078,568
Cincinnati Technical College (Insured; AMBAC)	5.25	10/1/22	2,825,000	3,005,404
Clermont County, Hospital Facilities Revenue (Mercy Health Systems) (Insured; AMBAC)	5.63	9/1/16	4,250,000	4,424,250
Cleveland, COP (Stadium Project) (Insured; AMBAC)	5.25	11/15/22	1,210,000	1,255,859
Cleveland, Public Power System Revenue (Insured; MBIA)	5.13	11/15/18	9,650,000	9,894,048
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/08	90,000 [a]	92,777
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/08	1,095,000 [a]	1,128,792

STATEMENT OF INVESTMENTS *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/23	1,315,000	1,348,769
Cleveland, Waterworks Revenue (Insured; MBIA)	5.50	1/1/21	8,000,000	8,948,080
Cleveland-Cuyahoga County Port Authority, Revenue, Special Assessment/Tax Increment	7.00	12/1/18	2,345,000	2,508,634
Cleveland-Cuyahoga County Port Authority, Revenue, Special Assessment/Tax Increment	7.35	12/1/31	3,655,000	3,922,656
Columbus City School District (Insured; FSA)	5.00	12/1/32	2,765,000	2,855,526
Cuyahoga Community College District, General Receipts (Insured; AMBAC)	5.00	12/1/22	1,500,000	1,559,460
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	6,250,000	6,888,625
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	4,845,000 [a]	5,189,189
Cuyahoga County, Mortgage Revenue (West Tech Apartments Project) (Collateralized; GNMA)	5.95	9/20/42	5,295,000	5,483,926
Fairfield City School District, School Improvement Unlimited Tax (Insured; FGIC)	5.38	12/1/19	1,860,000	1,982,630
Fairfield City School District, School Improvement Unlimited Tax (Insured; FGIC)	5.38	12/1/20	1,400,000	1,492,302
Forest Hills Local School District (Insured; MBIA)	5.70	12/1/07	1,000,000 [a]	1,040,590
Franklin County, HR (Holy Cross Health Systems Corp.)	5.80	6/1/16	2,000,000	2,043,020

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Franklin County, Multifamily Housing Mortgage Revenue (Agler Green Project) (Collateralized; GNMA)	5.80	5/20/44	1,200,000	1,241,124
Greater Cleveland Regional Transit Authority (Insured; FGIC)	5.65	12/1/06	5,445,000 ᵃ	5,561,959
Hamilton County, Sales Tax Revenue (Insured; AMBAC)	0.00	12/1/27	17,940,000	6,294,608
Hamilton County, Sewer System Revenue (Insured; MBIA)	5.25	12/1/11	1,000,000 ᵃ	1,072,810
Hamilton County, Sewer System Revenue (Insured; MBIA)	5.25	12/1/11	1,000,000 ᵃ	1,072,810
Highland Local School District, School Improvement (Insured; FSA)	5.75	12/1/11	1,675,000 ᵃ	1,838,798
Highland Local School District, School Improvement (Insured; FSA)	5.75	12/1/11	2,020,000 ᵃ	2,217,536
Hilliard School District, School Improvement (Insured; FGIC)	0.00	12/1/13	1,655,000	1,210,103
Hilliard School District, School Improvement (Insured; FGIC)	0.00	12/1/14	1,655,000	1,150,424
Lebanon City School District (Insured; FSA)	5.50	12/1/11	4,050,000 ᵃ	4,395,465
Lowellville, Sanitary Sewer Systems Revenue (Browning-Ferris Industries Inc.)	7.25	6/1/06	300,000	300,339
Marysville Exempt Village School District (Insured; FSA)	5.35	12/1/10	2,010,000 ᵃ	2,128,891
Massillon City School District, Improvement (Insured; MBIA)	5.25	12/1/19	1,300,000	1,383,837
Massillon City School District, Improvement (Insured; MBIA)	5.00	12/1/25	1,150,000	1,187,674

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Milford Exempt Village School District, School Improvement (Insured; FSA)	6.00	12/1/11	1,910,000 [a]	2,119,603
Monroe, Improvement (Insured; FSA)	5.25	12/1/18	1,035,000	1,104,490
Montgomery County, MFHR (Chevy Chase Apartments) (Collateralized; FHLMC)	4.95	11/1/23	1,750,000	1,734,827
New Albany Community Authority, Community Facilities Revenue (Insured; AMBAC)	5.20	10/1/24	2,000,000	2,106,560
North Royalton City School District (Insured; MBIA)	6.10	12/1/09	2,500,000 [a]	2,739,175
Ohio (Insured; FSA)	6.07	3/15/20	15,520,000 [b,c]	16,118,296
Ohio, PCR (Standard Oil Co. Project) (Guaranteed; British Petroleum Co. PLC)	6.75	12/1/15	2,700,000	3,197,340
Ohio Higher Educational Facility Commission, Revenue (Xavier University Project) (Insured; FGIC)	5.00	5/1/23	2,250,000	2,331,203
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	6.05	9/1/17	940,000	969,168
Ohio State University, General Receipts	5.25	6/1/23	2,625,000	2,790,113
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements	5.50	2/15/26	7,700,000	8,177,708
Pickerington Local School District, School Facilities Construction and Improvement (Insured; FGIC)	5.25	12/1/11	6,000,000 [a]	6,436,860
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.30	2/15/24	2,250,000	2,422,688

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.40	2/15/34	2,500,000	2,690,975
Strongsville, Library Improvement (Insured; FGIC)	5.50	12/1/20	1,700,000	1,824,372
Summit County (Insured; FGIC)	6.50	12/1/10	2,000,000 [a]	2,243,020
Summit County Port Authority, Development Revenue (Bond Fund Program-Twinsburg Township Project)	5.13	5/15/25	660,000	659,584
Summit County Port Authority, Revenue (Civic Theatre Project) (Insured; AMBAC)	5.50	12/1/26	1,000,000	1,071,450
Toledo (Insured; AMBAC)	5.63	12/1/06	1,000,000 [a]	1,031,130
Toledo Lucas County Port Authority, Revenue (Northwest Ohio Bond Fund)	6.38	11/15/32	1,650,000	1,778,766
University of Cincinnati, General Receipts (Insured; MBIA)	5.00	6/1/21	3,040,000	3,127,430
University of Cincinnati, University and College Revenue (Insured; FGIC)	5.75	6/1/11	2,165,000 [a]	2,380,266
University of Cincinnati, University and College Revenue (Insured; FGIC)	5.75	6/1/11	1,500,000 [a]	1,649,145
Warren, Waterworks Revenue (Insured; FGIC)	5.50	11/1/15	1,450,000	1,584,154
West Muskingum Local School District (School Facilities Construction and Improvement) (Insured; FGIC)	5.00	12/1/30	2,945,000	3,031,995
Youngstown (Insured; AMBAC)	5.38	12/1/25	2,195,000	2,327,754
Youngstown (Insured; AMBAC)	6.00	12/1/31	2,370,000	2,595,055

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related—3.8%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,500,000	779,625
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,046,820
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	3,000,000	3,287,100
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	3,000,000	3,136,500
Total Long-Term Municipal Investments (cost $205,122,232)				**215,456,500**
Short-Term Municipal Investments—2.3%				
Ohio;				
Ohio Air Quality Development Authority, PCR (Ohio Edison Company Project) (LOC; Wachovia Bank)	3.78	5/1/06	4,000,000 [d]	4,000,000
University of Toledo, General Receipt (Insured; FGIC and Liquidity Facility; US Bank NA)	3.82	5/1/06	1,000,000 [d]	1,000,000
Total Short-Term Municipal Investments (cost $5,000,000)				**5,000,000**
Total Investments (cost $210,122,232)			**101.9%**	**220,456,500**
Liabilities, Less Cash and Receivables			**(1.9%)**	**(4,097,094)**
Net Assets			**100.0%**	**216,359,406**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, this security amounted to $16,118,296 or 7.4% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	68.3
AA		Aa		AA	13.1
A		A		A	2.4
BBB		Baa		BBB	6.3
BB		Ba		BB	.6
F1		MIG1/P1		SP1/A1	1.9
Not Rated[e]		Not Rated[e]		Not Rated[e]	7.4
					100.0

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	210,122,232	220,456,500
Cash		211,297
Interest receivable		3,650,907
Receivable for shares of Beneficial Interest subscribed		65,101
Prepaid expenses		8,249
		224,392,054
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		165,204
Payable for floating rate notes issued		7,760,000
Payable for shares of Beneficial Interest redeemed		33,584
Interest and related expenses payable		30,738
Accrued expenses		43,122
		8,032,648
Net Assets ($)		**216,359,406**
Composition of Net Assets ($):		
Paid-in capital		208,874,172
Accumulated net realized gain (loss) on investments		(2,849,034)
Accumulated net unrealized appreciation (depreciation) on investments		10,334,268
Net Assets ($)		**216,359,406**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	184,312,111	22,108,099	9,939,196
Shares Outstanding	14,747,992	1,768,432	793,907
Net Asset Value Per Share ($)	**12.50**	**12.50**	**12.52**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**11,549,352**
Expenses:	
Management fee–Note 3(a)	1,237,434
Shareholder servicing costs–Note 3(c)	700,547
Interest and related expenses	240,043
Distribution fees–Note 3(b)	200,978
Professional fees	34,968
Custodian fees	25,298
Registration fees	19,396
Trustees' fees and expenses–Note 3(d)	5,474
Loan commitment fees–Note 2	1,782
Prospectus and shareholders' reports	6,419
Miscellaneous	24,212
Total Expenses	**2,496,551**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(12,758)
Net Expenses	**2,483,793**
Investment Income–Net	**9,065,559**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	266,294
Net unrealized appreciation (depreciation) on investments	(5,242,140)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,975,846)**
Net Increase in Net Assets Resulting from Operations	**4,089,713**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2006	2005
Operations ($):		
Investment income–net	9,065,559	9,601,293
Net realized gain (loss) on investments	266,294	(250,834)
Net unrealized appreciation (depreciation) on investments	(5,242,140)	5,993,494
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,089,713**	**15,343,953**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(7,821,603)	(8,080,691)
Class B shares	(902,482)	(1,177,164)
Class C shares	(340,693)	(342,157)
Total Dividends	**(9,064,778)**	**(9,600,012)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	14,981,336	10,571,876
Class B shares	539,212	802,510
Class C shares	1,473,357	1,342,021
Dividends reinvested:		
Class A shares	5,299,586	5,401,184
Class B shares	504,432	686,520
Class C shares	231,190	237,664
Cost of shares redeemed:		
Class A shares	(21,695,917)	(29,570,748)
Class B shares	(7,150,036)	(11,325,271)
Class C shares	(1,940,563)	(2,463,196)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,757,403)**	**(24,317,440)**
Total Increase (Decrease) in Net Assets	**(12,732,468)**	**(18,573,499)**
Net Assets ($):		
Beginning of Period	229,091,874	247,665,373
End of Period	**216,359,406**	**229,091,874**

	Year Ended April 30,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	1,177,591	835,329
Shares issued for dividends reinvested	417,558	425,864
Shares redeemed	(1,710,523)	(2,334,786)
Net Increase (Decrease) in Shares Outstanding	**(115,374)**	**(1,073,593)**
Class B[a]		
Shares sold	42,379	63,436
Shares issued for dividends reinvested	39,712	54,166
Shares redeemed	(561,895)	(896,477)
Net Increase (Decrease) in Shares Outstanding	**(479,804)**	**(778,875)**
Class C		
Shares sold	115,312	105,200
Shares issued for dividends reinvested	18,189	18,710
Shares redeemed	(152,446)	(195,250)
Net Increase (Decrease) in Shares Outstanding	**(18,945)**	**(71,340)**

[a] *During the period ended April 30, 2006, 258,762 Class B shares representing $3,298,433 were automatically converted to 258,838 Class A shares and during the period ended April 30, 2005, 507,882 Class B shares representing $6,422,532 were automatically converted to 508,041 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.78	12.48	12.84	12.48	12.29
Investment Operations:					
Investment income—net [a]	.52	.52	.52	.55	.58
Net realized and unrealized gain (loss) on investments	(.28)	.30	(.36)	.36	.19
Total from Investment Operations	.24	.82	.16	.91	.77
Distributions:					
Dividends from investment income—net	(.52)	(.52)	(.52)	(.55)	(.58)
Net asset value, end of period	12.50	12.78	12.48	12.84	12.48
Total Return (%) [b]	1.92	6.70	1.25	7.39	6.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.02 [c]	.97 [c]	.94 [c]	.93 [c]	.92
Ratio of net expenses to average net assets	1.02 [c]	.97 [c]	.94 [c]	.93 [c]	.92
Ratio of net investment income to average net assets	4.12	4.12	4.09	4.33	4.64
Portfolio Turnover Rate	13.57	5.30	18.49	48.42	32.20
Net Assets, end of period ($ X 1,000)	184,312	189,946	198,836	212,474	210,000

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.78	12.48	12.84	12.48	12.29
Investment Operations:					
Investment income—net[a]	.46	.45	.46	.48	.51
Net realized and unrealized gain (loss) on investments	(.28)	.31	(.36)	.36	.20
Total from Investment Operations	.18	.76	.10	.84	.71
Distributions:					
Dividends from investment income—net	(.46)	(.46)	(.46)	(.48)	(.52)
Net asset value, end of period	12.50	12.78	12.48	12.84	12.48
Total Return (%)[b]	1.40	6.15	.74	6.86	5.82
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.53[c]	1.48[c]	1.45[c]	1.43[c]	1.42
Ratio of net expenses to average net assets	1.53[c]	1.48[c]	1.45[c]	1.43[c]	1.42
Ratio of net investment income to average net assets	3.61	3.61	3.59	3.82	4.13
Portfolio Turnover Rate	13.57	5.30	18.49	48.42	32.20
Net Assets, end of period ($ X 1,000)	22,108	28,740	37,779	45,655	40,904

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*

See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.80	12.50	12.86	12.50	12.30
Investment Operations:					
Investment income—net[a]	.43	.42	.42	.45	.48
Net realized and unrealized					
gain (loss) on investments	(.28)	.31	(.36)	.36	.21
Total from Investment Operations	.15	.73	.06	.81	.69
Distributions:					
Dividends from investment income—net	(.43)	(.43)	(.42)	(.45)	(.49)
Net asset value, end of period	12.52	12.80	12.50	12.86	12.50
Total Return (%)[b]	1.15	5.89	.48	6.60	5.65
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.78[c]	1.73[c]	1.70[c]	1.67[c]	1.65
Ratio of net expenses					
to average net assets	1.77[c]	1.73[c]	1.70[c]	1.67[c]	1.65
Ratio of net investment income					
to average net assets	3.36	3.36	3.32	3.58	3.86
Portfolio Turnover Rate	13.57	5.30	18.49	48.42	32.20
Net Assets, end of period ($ X 1,000)	9,939	10,406	11,051	10,163	9,407

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Ohio Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, State income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

• By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.
- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $51,546, accumulated capital losses $2,849,978 and unrealized appreciation $10,335,212.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $359,183 of the carryover expires in fiscal 2009, $2,103,420 expires in fiscal 2012 and $387,375 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005 were as follows: tax exempt income$9,064,778 and $9,600,012, respectively.

During the period ended April 30, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $781, increased accumulated net realized gain (loss) on investments by $944 and decreased paid-in capital by $163. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2006, the Distributor retained $9,192 from commissions earned on sales of the fund's Class A shares, and $42,948 and $3,156 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2006, Class B and Class C shares were charged $124,958 and $76,020, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2006, Class A, Class B and Class C shares were charged $474,651, $62,479 and 25,340, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $95,778 pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $3,814 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $97,732, Rule 12b-1 distribution plan fees $15,257, shareholder services plan fees $44,531, chief compliance officer fees $1,284 and transfer agent per account fees $6,400.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended April 30, 2006, amounted to $29,972,593 and $42,128,152, respectively.

At April 30, 2006, the cost of investments for federal income tax purposes was $202,361,288; accordingly, accumulated net unrealized appreciation on investments was $10,335,212, consisting of $10,402,205 gross unrealized appreciation and $66,993 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTE 6—Restatement

Subsequent to the issuance of the April 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003
Class A shares:				
As previously reported	.91%	.91%	.90%	.92%
As restated	1.02%	.97%	.94%	.93%
Class B shares:				
As previously reported	1.42%	1.42%	1.41%	1.42%
As restated	1.53%	1.48%	1.45%	1.43%
Class C shares:				
As previously reported	1.67%	1.67%	1.66%	1.66%
As restated	1.78%	1.73%	1.70%	1.67%

Ratio of Net Expenses	2006	2005	2004	2003
Class A shares:				
As previously reported	.91%	.91%	.90%	.92%
As restated	1.02%	.97%	.94%	.93%
Class B shares:				
As previously reported	1.42%	1.42%	1.41%	1.42%
As restated	1.53%	1.48%	1.45%	1.43%
Class C shares:				
As previously reported	1.66%	1.67%	1.66%	1.66%
As restated	1.77%	1.73%	1.70%	1.67%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	2006 As Previously Reported	2006 As Restated
Portfolio of Investments:		
Total investments	212,696,500	220,456,500
Identified cost	202,362,232	210,122,232
Other assets and liabilities	3,662,906	(4,097,094)
Statement of Assets and Liabilities:		
Total investments in securities, at value	212,696,500	220,456,500
Identified cost	202,362,232	210,122,232
Interest receivable	3,620,169	3,650,907
Total assets	216,601,316	224,392,054
Payable for floating rate notes issued	−	7,760,000
Interest and related expenses payable	−	30,738
Total liabilities	241,910	8,032,648
Statement of Operations:		
Investment income−Interest	11,309,309	11,549,352
Expense−Interest and related expenses	−	240,043
Total expenses	2,256,508	2,496,551
Net expenses	2,243,750	2,483,793

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Ohio Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Ohio Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Ohio Series at April 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6, the statement of assets and liabilities, including the statement of investments, as of April 30, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein have been restated.

Ernst + Young LLP

New York, New York
June 9, 2006
(except for Note 6 as to which
  the date is February 2, 2007)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2006 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Ohio residents, Ohio personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

————————

Clifford L. Alexander, Jr. (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

————————

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 23

Ernest Kafka (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 23

————————

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 23

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Ohio Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0057AR0406A

Dreyfus Premier State Municipal Bond Fund, Virginia Series

ANNUAL REPORT April 30, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series, covering the 12-month period from May 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the municipal bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Virginia Series perform relative to its benchmark?

For the 12-month period ended April 30, 2006, the fund achieved total returns of 1.51% for Class A shares, 0.94% for Class B shares and 0.76% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.16% for the same period.[2]

Despite rising interest rates in a growing economy, municipal bond prices held up relatively well over the reporting period due to low inflation and robust investor demand for a more limited supply of newly issued securities. The fund underperformed its benchmark, which contains bonds from many states, not just Virginia, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although rising short-term interest rates historically have tended to erode bond prices, municipal bonds retained much of their value during the reporting period. We attribute the market's resilience to persistently low inflation, which appeared to reassure fixed-income investors, robust investor demand for tax-exempt income and a declining supply of newly issued securities.

The fund also benefited during the reporting period from better fiscal conditions in Virginia. The commonwealth's diverse industrial base and conservative approach to budgeting and financial management have helped it achieve a higher economic growth rate than most other states. As a result, Virginia received higher tax revenues in the recovering economy, enabling it to replenish its budget reserves and reduce its borrowing activity in the municipal bond market. At the same time, investor demand has remained ample, putting upward pressure on bond prices.

In this environment, the fund continued to receive relatively high levels of current income from its core holdings of seasoned bonds, which were purchased at higher yields than are available from today's newly issued securities. In addition, because we expected short-term interest rates to rise more steeply than long-term rates, we generally emphasized securities with maturities in the 20- to 30-year range, and we maintained relatively light exposure to intermediate-term bonds. Indeed, longer-term securities performed better than shorter-term securities for most of the reporting period. In March and April 2006, however, prices of longer-term securities began to decline as investors grew more concerned about potential inflationary pressures, but it was not enough to erase the fund's positive absolute returns for the reporting period overall.

What is the fund's current strategy?

Although we believe the Federal Reserve Board may be close to the end of the current credit tightening cycle, we expect one or more additional rate hikes in the months ahead before it pauses to assess the impact of a more restrictive monetary policy on inflation and economic growth. Therefore, we have maintained the fund's emphasis on high-quality, longer-term securities. However, we may adjust this strategy when we see signs that interest rates have peaked.

May 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Virginia Series on 4/30/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund invests primarily in Virginia municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Virginia municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/06*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	**(3.04)%**	**3.47%**	**4.66%**
without sales charge	**1.51%**	**4.43%**	**5.14%**
Class B shares			
with applicable redemption charge †	**(2.96)%**	**3.54%**	**4.82%**
without redemption	**0.94%**	**3.89%**	**4.82%**
Class C shares			
with applicable redemption charge ††	**(0.22)%**	**3.65%**	**4.36%**
without redemption	**0.76%**	**3.65%**	**4.36%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.48	$ 8.02	$ 9.16
Ending value (after expenses)	$1,010.90	$1,008.30	$1,007.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.51	$ 8.05	$ 9.20
Ending value (after expenses)	$1,019.34	$1,016.81	$1,015.67

† *Expenses are equal to the fund's annualized expense ratio of 1.10% for Class A, 1.61% for Class B and 1.84% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

8

Long-Term Municipal Investments−98.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia−75.0%				
Alexandria, Consolidated Public Improvement	5.50	6/15/10	2,625,000 [a]	2,827,414
Alexandria Redevelopment and Housing Authority, Multi-Family Housing Mortgage Revenue (Buckingham Village Apartments)	6.13	7/1/21	3,000,000	3,045,390
Amherst Industrial Development Authority, Educational Facilities Revenue (Sweet Briar College)	5.00	9/1/26	1,000,000	1,024,700
Arlington County, GO Public Improvement	5.00	8/1/21	1,000,000	1,061,340
Bristol, Utility System Revenue (Insured; MBIA)	5.25	7/15/20	2,185,000	2,318,831
Chesapeake, Public Improvement	5.50	12/1/17	1,750,000	1,883,472
Chesapeake Toll Road, Expressway Revenue	5.63	7/15/19	1,250,000	1,308,112
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,635,675
Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project)	6.25	3/1/26	2,980,000	3,124,411
Economic Development Authority of James City County, Residential Care Facility First Mortgage Revenue (Williamsburg Landing, Inc.)	5.50	9/1/34	750,000	761,438
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,655,000 [a]	1,776,245
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,830,000 [a]	1,964,066

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Hampton Redevelopment and Housing Authority, First Mortgage Revenue (Olde Hampton Hotel Associates Project)	6.50	7/1/16	1,300,000	1,252,537
Industrial Development Authority of Albemarle County, HR (Martha Jefferson Hospital)	5.25	10/1/15	1,445,000	1,520,472
Industrial Development Authority of Pittsylvania County, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	600,000	638,208
Industrial Development Authority of the County of Prince William, Educational Facilities Revenue (Catholic Diocese Arlington)	5.50	10/1/33	1,000,000	1,036,430
Industrial Development Authority of the County of Prince William, Residential Care Facility First Mortgage Revenue (Westminster at Lake Ridge)	6.63	1/1/26	1,000,000	1,019,450
Industrial Development Authority of the County of Spotsylvania, Public Facility Revenue (Spotsylvania School Facilities Project) (Insured; AMBAC)	5.00	2/1/30	1,500,000	1,547,070
Industrial Development Authority of the County of Stafford and the City of Staunton, Revenue (Virginia Municipal League / Virginia Association of Counties Finance Program) (Insured; MBIA)	4.25	8/1/19	540,000	526,333
Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project)	6.10	5/1/27	2,850,000	2,939,319

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Leesburg, GO Public Utility	5.00	7/1/22	1,000,000	1,055,030
Loudoun County Sanitation Authority, Water and Sewer Revenue	5.00	1/1/33	2,000,000	2,067,420
Newport News, GO General Improvement and GO Water	5.00	2/1/21	1,300,000	1,367,054
Richmond Metropolitan Authority, Expressway Revenue (Insured; FGIC)	5.25	7/15/17	3,100,000	3,335,600
Roanoke Industrial Development Authority, HR (Carilion Health System) (Insured; MBIA)	5.50	7/1/21	2,500,000	2,654,750
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	5.63	6/1/37	1,000,000	1,022,790
Virginia Housing Development Authority, Multi-Family Housing	5.95	5/1/16	710,000	726,777
Virginia Public Building Authority, Public Facilities Revenue	5.75	8/1/10	2,700,000 a	2,914,407
Virginia Resource Authority, Clean Water Revenue (State Revolving Fund)	5.38	10/1/10	3,035,000 a	3,241,289
Virginia Resource Authority, Infrastructure Revenue (Virginia Pooled Financing Program)	4.50	11/1/21	615,000	618,069
U.S. Related−23.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	1,500,000 a	1,630,125
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	311,850
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,046,820

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Commonwealth (Insured; MBIA)	7.04	7/1/12	5,900,000 [b,c]	6,438,611
Puerto Rico Commonwealth, Public Improvement	6.00	7/1/07	1,500,000 [a]	1,562,100
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,565
Puerto Rico Convention Center District Authority, Hotel Occupancy Tax Revenue (Insured; CIFG)	5.00	7/1/27	1,000,000	1,041,640
Puerto Rico Electric Authority, Power Revenue (Insured; FGIC)	5.00	7/1/35	1,000,000	1,037,560
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/24	3,000,000	3,290,640
Total Long-Term Municipal Investments (cost $66,034,293)				**68,628,010**

Short-Term Municipal Investment—2.3%				
Virginia;				
Alexandria Industrial Development Authority, Revenue, Refunding (Goodwin House) (LOC; Wachovia Bank) (cost $1,600,000)	3.78	5/1/06	1,600,000 [d]	**1,600,000**

Total Investments (cost $67,634,293)	**100.8%**	**70,228,010**
Liabilities, Less Cash and Receivables	**(.8%)**	**(546,824)**
Net Assets	**100.0%**	**69,681,186**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Collateral for floating rate borrowings.*

c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, this security amounted to $6,438,611 or 9.2% of net assets.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	47.1
AA		Aa		AA	20.3
A		A		A	3.8
BBB		Baa		BBB	14.7
BB		Ba		BB	1.6
F1		MIG1/P1		SP1/A1	2.4
Not Rated[e]		Not Rated[e]		Not Rated[e]	10.1
					100.0

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	67,634,293	70,228,010
Cash		740,068
Interest receivable		954,891
Receivable for investment securities sold		930,661
Receivable for shares of Beneficial Interest subscribed		11,496
Prepaid expenses		7,720
		72,872,846
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		58,611
Payable for floating rate notes issued		2,950,000
Payable for shares of Beneficial Interest redeemed		117,224
Interest and related expenses payable		32,200
Accrued expenses		33,625
		3,191,660
Net Assets ($)		**69,681,186**
Composition of Net Assets ($):		
Paid-in capital		68,826,178
Accumulated net realized gain (loss) on investments		(1,738,709)
Accumulated net unrealized appreciation (depreciation) on investments		2,593,717
Net Assets ($)		**69,681,186**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	60,997,550	5,796,347	2,887,289
Shares Outstanding	3,672,678	349,104	173,978
Net Asset Value Per Share ($)	**16.61**	**16.60**	**16.60**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**3,799,596**
Expenses:	
Management fee–Note 3(a)	404,784
Shareholder servicing costs–Note 3(c)	237,551
Interest and related expenses	89,995
Distribution fees–Note 3(b)	56,542
Professional fees	32,443
Registration fees	20,767
Prospectus and shareholders' reports	11,866
Custodian fees	7,511
Trustees' fees and expenses–Note 3(d)	2,032
Loan commitment fees–Note 2	493
Miscellaneous	14,375
Total Expenses	**878,359**
Less–reduction in management fee due to undertaking–Note 3(a)	(11,364)
Net Expenses	**866,995**
Investment Income–Net	**2,932,601**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	33,689
Net unrealized appreciation (depreciation) on investments	(1,919,173)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,885,484)**
Net Increase in Net Assets Resulting from Operations	**1,047,117**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2006	2005
Operations ($):		
Investment income–net	2,932,601	2,984,287
Net realized gain (loss) on investments	33,689	(79,117)
Net unrealized appreciation (depreciation) on investments	(1,919,173)	1,544,890
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,047,117**	**4,450,060**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,594,025)	(2,599,675)
Class B shares	(234,918)	(278,594)
Class C shares	(103,658)	(106,018)
Total Dividends	**(2,932,601)**	**(2,984,287)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,475,711	3,312,192
Class B shares	390,611	251,314
Class C shares	619,128	539,710
Dividends reinvested:		
Class A shares	1,573,870	1,547,887
Class B shares	110,989	140,648
Class C shares	56,581	39,131
Cost of shares redeemed:		
Class A shares	(8,570,711)	(8,284,926)
Class B shares	(2,004,157)	(2,844,122)
Class C shares	(1,019,054)	(853,324)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,367,032)**	**(6,151,490)**
Total Increase (Decrease) in Net Assets	**(7,252,516)**	**(4,685,717)**
Net Assets ($):		
Beginning of Period	76,933,702	81,619,419
End of Period	**69,681,186**	**76,933,702**

	Year Ended April 30,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	205,929	195,437
Shares issued for dividends reinvested	93,135	91,346
Shares redeemed	(507,913)	(490,944)
Net Increase (Decrease) in Shares Outstanding	**(208,849)**	**(204,161)**
Class B[a]		
Shares sold	23,154	14,800
Shares issued for dividends reinvested	6,568	8,308
Shares redeemed	(118,722)	(168,700)
Net Increase (Decrease) in Shares Outstanding	**(89,000)**	**(145,592)**
Class C		
Shares sold	36,722	32,145
Shares issued for dividends reinvested	3,353	2,310
Shares redeemed	(60,681)	(50,343)
Net Increase (Decrease) in Shares Outstanding	**(20,606)**	**(15,888)**

[a] *During the period ended April 30, 2006, 78,170 Class B shares representing $1,317,580 were automatically converted to 78,143 Class A shares and during the period ended April 30, 2005, 79,703 Class B shares representing $1,350,947 were automatically converted to 79,691 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except porfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.04	16.73	17.17	16.68	16.51
Investment Operations:					
Investment income–net [a]	.69	.66	.68	.76	.79
Net realized and unrealized gain (loss) on investments	(.43)	.31	(.44)	.49	.17
Total from Investment Operations	.26	.97	.24	1.25	.96
Distributions:					
Dividends from investment income–net	(.69)	(.66)	(.68)	(.76)	(.79)
Net asset value, end of period	16.61	17.04	16.73	17.17	16.68
Total Return (%) [b]	1.51	5.87	1.39	7.64	5.86
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets [c]	1.11	1.06	1.04	1.11	1.13
Ratio of net expenses to average net assets [c]	1.10	1.05	1.04	1.11	1.13
Ratio of net investment income to average net assets	4.06	3.88	3.99	4.49	4.68
Portfolio Turnover Rate	41.99	36.57	75.03	46.83	18.46
Net Assets, end of period ($ x 1,000)	60,998	66,155	68,341	72,390	72,249

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.04	16.72	17.17	16.67	16.51
Investment Operations:					
Investment income–net[a]	.60	.56	.59	.67	.70
Net realized and unrealized gain (loss) on investments	(.44)	.33	(.45)	.51	.16
Total from Investment Operations	.16	.89	.14	1.18	.86
Distributions:					
Dividends from investment income–net	(.60)	(.57)	(.59)	(.68)	(.70)
Net asset value, end of period	16.60	17.04	16.72	17.17	16.67
Total Return (%)[b]	.94	5.40	.82	7.17	5.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.63	1.58	1.55	1.61	1.64
Ratio of net expenses to average net assets[c]	1.61	1.56	1.55	1.61	1.64
Ratio of net investment income to average net assets	3.55	3.37	3.48	3.98	4.17
Portfolio Turnover Rate	41.99	36.57	75.03	46.83	18.46
Net Assets, end of period ($ x 1,000)	5,796	7,465	9,761	14,593	16,265

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*

See notes to financial statements.

	Year Ended April 30,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.03	16.71	17.16	16.66	16.50
Investment Operations:					
Investment income—net [a]	.56	.53	.56	.63	.66
Net realized and unrealized gain (loss) on investments	(.43)	.32	(.46)	.51	.16
Total from Investment Operations	.13	.85	.10	1.14	.82
Distributions:					
Dividends from investment income—net	(.56)	(.53)	(.55)	(.64)	(.66)
Net asset value, end of period	16.60	17.03	16.71	17.16	16.66
Total Return (%) [b]	.76	5.16	.58	6.92	5.01
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets [c]	1.86	1.80	1.78	1.85	1.87
Ratio of net expenses to average net assets [c]	1.84	1.79	1.78	1.85	1.87
Ratio of net investment income to average net assets	3.32	3.14	3.25	3.74	3.92
Portfolio Turnover Rate	41.99	36.57	75.03	46.83	18.46
Net Assets, end of period ($ x 1,000)	2,887	3,314	3,518	4,055	3,286

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Virginia Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.
- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as, if any, an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $9,077, accumulated capital losses $1,738,709 and unrealized appreciation $2,593,717.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $568,745 expires in fiscal 2009, $151,002 expires in fiscal 2010, $939,845 expires in fiscal 2011 and $79,117 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005, were as follows: tax exempt income of $2,932,601 and $2,984,287, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2005 through April 30, 2006 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $11,364 during the period ended April 30, 2006.

During the period ended April 30, 2006, the Distributor retained $4,266 from commissions earned on sales of the fund's Class A shares and $8,439 and $3,752 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2006, Class B and Class C shares were charged $33,090 and $23,452, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2006, Class A, Class B and Class C shares were charged $159,630, $16,545 and $7,817, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $36,403 pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $3,814 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $31,903, Rule 12b-1 distribution plan fees $4,195, compliance officer fees $1,284, shareholder services plan fees $14,348 and transfer agency per account fees $8,067, which are offset against an expense reimbursement currently in effect in the amount of $1,186.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $30,565,559 and $35,165,363, respectively.

At April 30, 2006, the cost of investments for federal income tax purposes was $64,684,293; accordingly, accumulated net unrealized appreciation on investments was $2,593,717, consisting of $2,749,520 gross unrealized appreciation and $155,803 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTE 6—Restatement:

Subsequent to the issuance of the April 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.99%	.99%	.97%	.96%	.94%
As restated	1.11%	1.06%	1.04%	1.11%	1.13%
Class B shares:					
As previously reported	1.51%	1.51%	1.48%	1.46%	1.45%
As restated	1.63%	1.58%	1.55%	1.61%	1.64%
Class C shares:					
As previously reported	1.74%	1.73%	1.71%	1.70%	1.68%
As restated	1.86%	1.80%	1.78%	1.85%	1.87%
Ratio of Net Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.98%	.98%	.97%	.96%	.94%
As restated	1.10%	1.05%	1.04%	1.11%	1.13%
Class B shares:					
As previously reported	1.49%	1.49%	1.48%	1.46%	1.45%
As restated	1.61%	1.56%	1.55%	1.61%	1.64%
Class C shares:					
As previously reported	1.72%	1.72%	1.71%	1.70%	1.68%
As restated	1.84%	1.79%	1.78%	1.85%	1.87%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	2006 As Previously Reported	2006 As Restated
Portfolio of Investments:		
Total investments	67,278,010	70,228,010
Identified cost	64,684,293	67,634,293
Other assets and liabilities	2,403,176	(546,824)
Statement of Assets and Liabilities:		
Total investments in securities, at value	67,278,010	70,228,010
Identified cost	64,684,293	67,634,293
Interest receivable	922,691	954,891
Total assets	69,890,646	72,872,846
Payable for floating rate notes issued	–	2,950,000
Interest and related expenses payable	–	32,200
Total liabilities	209,460	3,191,660
Statement of Operations:		
Investment income–Interest	3,709,601	3,799,596
Expense–Interest and related expenses	–	89,995
Total expenses	788,364	878,359
Net expenses	777,000	866,995

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Virginia Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Virginia Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Virginia Series at April 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6, the statement of assets and liabilities, including the statement of investments, as of April 30, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein have been restated.

Ernst + Young LLP

New York, New York
June 9, 2006
(except for Note 6 as to which
  the date is February 2, 2007)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2006 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Virginia residents, Virginia personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

Clifford L. Alexander, Jr. (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 23

Ernest Kafka (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 23

——————————

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 23

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Virginia Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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